FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	October	2003
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F __________________	Form 40-F________X__________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	Press Release dated October 21, 2003 ("BlackBerry Enterprise Server Adds Support for Microsoft Exchange Server 2003")	Page No 3

Document 1

October 21, 2003

FOR IMMEDIATE RELEASE

BLACKBERRY ENTERPRISE SERVER ADDS SUPPORT FOR MICROSOFT EXCHANGE SERVER 2003

RIM Continues to Lead in Wireless Enterprise Market With Global, Secure, Open Platform for WirelessCommunications
and Corporate Data Applications

Waterloo, ON – Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced support for Microsoft Exchange Server 2003 on the BlackBerry® wireless platform. RIM continues to advance the BlackBerry platform for enterprise customers with tightly integrated support for Microsoft’s communication and collaboration products including Microsoft Exchange and Microsoft Outlook.

“Microsoft Exchange Server 2003 delivers email-based collaboration services that enable companies to make efficient decisions and compete effectively,” said Chris Baker, group product manager for Exchange at Microsoft Corp. “BlackBerry is a popular choice for wireless connectivity and we are pleased to work with RIM to help ensure our mutual customers can easily upgrade to Microsoft Exchange 2003 while maintaining their existing BlackBerry infrastructure and deployments.”

“We are pleased to introduce BlackBerry Enterprise Server™ for Exchange 2003 following extremely positive feedback from our global customer trials,” said David Werezak, Vice President, Enterprise Business Unit at Research In Motion. “Together with the BlackBerry development community, we continue to evolve and deepen support for Microsoft systems through a range of wireless initiatives focused on interoperability with Microsoft Exchange, Outlook, .NET and Windows Mobile products.”

“BlackBerry Enterprise Server ran extremely well when integrated with Exchange 2003 during our pilot test in our server lab environment,” said Mikel Gerle, Network Administrator at the City of West Hollywood. “We quickly decided to move it into our production environment where it has been running smoothly ever since. I am very pleased with the performance of the BlackBerry platform with Exchange 2003.”

Microsoft Exchanger Server 2003, the next major release following Exchange 2000, boosts information worker productivity through ubiquitous access to time-sensitive business messaging and calendaring information, as well as enhancements in security, manageability, availability and reliability to help further drive down total cost of ownership.

BlackBerry Enterprise Server software tightly integrates with Microsoft Exchange (including versions Exchange 2003, Exchange 2000 and Exchange 5.5) allowing users to stay connected on the go while providing IT departments with centralized administration, end-to-end security (using Triple DES encryption and support for the S/MIME email security standard), multi-network support and a powerful development platform. BlackBerry Enterprise Server also includes a feature called Mobile Data Service that is uniquely designed to provide ISVs and in-house corporate developers with an environment that supports additional wireless corporate data access and interaction capabilities beyond email. With BlackBerry Mobile Data Service, customers can leverage their existing, approved BlackBerry architecture and security model to deploy reliable, secure, end-to-end applications without any additional infrastructure to learn or support.

BlackBerry provides end users with integrated, wireless access to a range of business applications, including email and email attachments, phone, corporate data, web browser, SMS and organizer applications. BlackBerry support for Microsoft Outlook 2003 enables users to manage and organize email messages, schedules, tasks, notes, contacts and other information while mobile. BlackBerry support for Microsoft Office 2003 enables users to view the newest versions of Word, Excel and PowerPoint in their wireless email attachments. In addition, with cradle-free wireless email synchronization, remote Global Address Lookup (GAL) support and secure intranet browsing, mobile employees can be more productive than ever.

Approximately 14,000 BlackBerry Enterprise Servers have been deployed in companies and government organizations worldwide.

BlackBerry support for the Office System is currently available with BlackBerry Enterprise Server v.3.6 Service Pack 1a and support for Outlook 2003 is expected to be available in January with BlackBerry Desktop Software v3.6 Service Pack 2. BlackBerry support for Exchange 2003 is scheduled to be available in November with BlackBerry Enterprise Server v.3.6 Service Pack 2.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact: Courtney Flaherty Brodeur Worldwide for RIM (212) 771-3637 cflaherty@brodeur.com
Investor Contact: RIM Investor Relations (519) 888-7465 investor_relations@rim.net

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Research In Motion, RIM and BlackBerry are trademarks of Research In Motion Limited. Research In Motion and RIM are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	October 21, 2003	By:	/s/ Angelo Loberto (Signature)
Angelo Loberto
Vice President, Finance